RADICA GAMES LIMITED
                              ANNOUNCES SEIZURE OF
                             BASS FISHIN' KNOCKOFFS


FOR IMMEDIATE RELEASE                        CONTACT:  PATRICK S. FEELY
JUNE 9TH, 1998                                         PRESIDENT & COO
                                                       (LOS ANGELES, CALIFORNIA)
                                                       (626) 744 1150

                                                       DAVID C.W. HOWELL
                                                       EXECUTIVE V.P. & CFO
                                                       (HONG KONG)
                                                       (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today that U.S. Marshals have seized quantities of Bass Fishin'(TM) knockoffs imported by Exactly for Smart People, Inc. of Culver City, CA from Techno Power Technology Ltd, of Hong Kong. Seizures took place on Wednesday, April 22 at the Port of Los Angeles.

Bass Fishin'(TM) is the popular virtual fishing game sold by Radica around the world. In the recent year-end list of top selling toys published by the NPD Group, Bass Fishin'(TM) was ranked as the 16th best selling toy in the toy industry in 1997.

"We are determined to protect our intellectual property and will continue to pursue those who infringe upon our rights," said Robert Davids, Radica's CEO.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.





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